October 2, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Milliman Variable Insurance Trust (the “Registrant”)
File Nos. 333-257356 and 811-23710

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the Registrant hereby respectfully requests the withdrawal of the following Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A and all exhibits pertaining thereto (the “Amendments”), which relate to the Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – Oct (II), Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – Jan (III), Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – Apr (III) Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – July (III), and Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – Oct (III) (collectively, the “Funds”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
22	May 10, 2023	485A	0001387131-23-006312
24	July 21, 2023	485BXT	0001387131-23-008546
26	August 22, 2023	485BXT	0001387131-23-010094
27	September 21, 2023	485BXT	0001387131-23-011440

The Amendments were filed for the purpose of creating the Funds as new series of the Registrant. The Registrant has since determined not to move forward with offering shares of the Funds. The Registrant represents that no securities of the Funds were issued or sold pursuant to the Amendments.

If you have any questions, please contact Joel D. Corriero, Esq., at (215) 564-8528.

Very truly yours,

Milliman Variable Insurance Trust

/s/ Adam Schenck
Adam Schenck, President